Exhibit 99.2

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars, except for share and per share data)

	As of April 30, 2025	As of October 31, 2024
ASSETS
CURRENT ASSETS
Cash	$838,415	$407,031
Accounts receivable, net	8,381,394	8,702,303
Prepayment, net	-	7,699
Other Receivables	1,988,115	11,410
Contract assets	588,603	603,979
Due from related parties	158	40,154
Inventories	129	134
Other current assets	1,188,375	-
Total current assets	12,985,189	9,772,710
NON-CURRENT ASSETS
Deferred IPO costs	-	967,793
Operating lease assets, net	39,366	67,934
Finance lease assets, net	35,302	43,520
Property and equipment, net	200,914	242,185
Intangible assets, net	5,788	6,088
Deferred tax asset	247,754	136,799
Total non-current assets	529,124	1,464,319
TOTAL ASSETS	$13,514,313	$11,237,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,109,481	$1,851,723
Due to related parties	6,877	63,222
Payroll payable	34,509	23,401
Tax payables	947,327	821,010
Other payables	3,915,440	3,353,963
Finance lease liabilities – current	9,742	21,893
Operating lease liabilities – current	6,373	6,382
Estimated warranty liabilities	36,188	64,576
Total current liabilities	6,065,937	6,206,170
NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	6,631	13,550
Total non-current liabilities	6,631	13,550
TOTAL LIABILITIES	6,072,568	6,219,720

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of April 30, 2025 and October 31, 2024; 16,250,000 and 15,000,000 shares issued and outstanding as of April 30, 2025 and October 31, 2024, respectively	1,625	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,245,254	1,210,094
Statutory reserve	420,231	402,621
Retained earnings	3,054,244	3,551,019
Accumulated other comprehensive loss	(278,109)	(146,425)
Total shareholders’ equity	7,441,745	5,017,309
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,514,313	$11,237,029

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME
(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2025	2024
REVENUE
Wastewater treatment revenue	$493,123	$491,991
River water quality management revenue	4,728,449	1,645,366
Product sales revenue	277,081	86,433
TOTAL REVENUE	5,498,653	2,223,790

COST OF REVENUE
Wastewater treatment revenue	401,310	336,709
River water quality management revenue	3,424,737	1,269,415
Product sales revenue	161,511	59,009
TOTAL COST OF REVENUE	3,987,558	1,665,133
GROSS PROFIT	1,511,095	558,657

OPERATING EXPENSES
Selling expenses	223,821	7,913
General and administrative expenses	1,740,278	535,994
Research and development expenses	12,784	59,226
Total operating expenses, net	1,976,883	603,133

NET LOSS FROM OPERATIONS	(465,788)	(44,476)

OTHER INCOME (EXPENSES)
Interest income	13,854	3,236
Other income	2,521	14,749
Other expenses	-	(13)
Total other income, net	16,375	17,972

NET LOSS BEFORE TAXES	(449,413)	(26,504)

Income tax (expenses) benefits	(29,752)	10,655

NET LOSS	(479,165)	(15,849)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(131,684)	30,352

COMPREHENSIVE (LOSS) INCOME	$(610,849)	$14,503

Weighted average number of shares outstanding during the period – basic and diluted	16,250,000	15,000,000
Loss per Ordinary Share – basic and diluted	$(0.03)	$(0.001)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in U.S. dollars, except for share and per share data)

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive
	Shares	Par value	receivable	capital	reserve	earnings	loss	Total
BALANCE, October 31, 2023	15,000,000	$1,500	(1,500)	1,210,094	188,144	1,662,139	(245,723)	2,814,654

Net loss	-	-	-	-	-	(15,849)	-	(15,849)
Foreign currency translation adjustments	-	-	-	-	-	-	30,352	30,352
BALANCE, April 30, 2024	15,000,000	$1,500	(1,500)	1,210,094	188,144	1,646,290	(215,371)	2,829,157

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive
	Shares	Par value	receivable	capital	reserve	earnings	loss	Total
BALANCE, October 31, 2024	15,000,000	$1,500	(1,500)	1,210,094	402,621	3,551,019	(146,425)	5,017,309

Issuance of ordinary shares upon Initial Public Offering (“IPO”)	1,250,000	125	-	3,035,160	-	-	-	3,035,285
Net loss	-	-	-	-	-	(479,165)	-	(479,165)
Statutory reserve	-	-	-	-	17,610	(17,610)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(131,684)	(131,684)
BALANCE, April 30, 2025	16,250,000	$1,625	(1,500)	4,245,254	420,231	3,054,244	(278,109)	7,441,745

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(479,165)	$(15,849)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses and bad debts	789,852	189,101
Depreciation and amortization	36,951	35,364
Amortization of finance lease assets	7,306	7,381
Non-cash operating lease expenses	27,149	26,363
Deferred income tax effect	(113,869)	(25,141)
Estimated warranty effect	(27,040)	(16,530)
Changes in operating assets and liabilities:
Accounts receivable	(651,784)	(1,559,822)
Prepayment	7,540	437,185
Other receivables	6,463	11,809
Contract assets	2,683	141,767
Due from related party	264	245
Inventories	2	(120)
Deferred IPO costs	947,424	(269,235)
Other current assets	(1,188,411)	-
Deferred expenses	-	(5,875)
Tax payables	143,621	14,486
Other payables	632,182	275,934
Accounts payable	(703,567)	507,246
Operating lease liabilities	(6,511)	(5,515)
Advance from related parties	(55,035)	(69,261)
Payroll payable	11,390	1,037
CASH USED IN OPERATING ACTIVITIES	(612,555)	(319,430)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(585)	(75,694)
Loan made to third party	(1,984,087)	-
Repayment from related parties	38,901	-
CASH USED IN INVESTING ACTIVITIES	(1,945,771)	(75,694)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payment for obligation under finance leases	(11,695)	(11,814)
Repayment to related parties	-	(25,435)
Net proceeds from offering	3,035,285	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,023,590	(37,249)

EFFECT OF EXCHANGE RATE ON CASH	(33,880)	16,680

NET CHANGE IN CASH	431,384	(415,693)

CASH AT BEGINNING OF PERIOD	407,031	1,325,458

CASH AT END OF PERIOD	$838,415	$909,765

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$-	$-
Interest	$-	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Decent Holding Inc. (the “Company” or “Decent”) is a holding company incorporated on January 6, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the issued and outstanding share capital of Decent Hong Kong Holding International Limited (“Decent HK”), which was incorporated in Hong Kong on February 24, 2022. Decent HK is also a holding company that is holding all of the equity interest of Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 30, 2022.

The Company, through its PRC subsidiary, WFOE, wholly owns Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”) that was incorporated on September 5, 2011. Decent China engages in wastewater treatment, river water quality management, and microbial product sales.

On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Decent China and all of these entities included in the Company are under common control, which results in the consolidation of Decent China at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The details of the ownership and percentage of ownership of the Company and Decent China held by the shareholders before the reorganization are described below:

(i)	Decent China, the Operating Subsidiary incorporated under the laws of PRC, was incorporated on June 23, 2017. Prior to the reorganization, Mr. Dingxin Sun (“Mr. Sun”), Yantai Xinxing Investment Center (Limited Partnership), and Chaofu Chen, each hold 92.47%, 7.43% and 0.1% of equity interest of Decent China, respectively.

(ii)	On January 6, 2022, the Company was incorporated in the Cayman Islands and an authorized share capital of 500,000,000 shares of a par value of US$0.0001 per share.

(iii)	On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization.

The table below demonstrates details about the shareholding structure of Decent China prior to the reorganization:

Name	Shares Owned	Percentage
Dingxin Sun	18,913,796	92.47%
Yantai Xinxing Investment Center (Limited Partnership)	1,519,750	7.43%
Chaofu Chen	20,454	0.10%
TOTAL	2,045,400	100.00%

The shareholding structure of Yantai Xinxing Investment Center (Limited Partnership) as of November 22, 2021 is as follows:

Names	Shares Owned	Percentage
Dingxin Sun	2,010,360	51.31%
Youquan Zhu	1,200,000	30.62%
Dingyan Sun	321,050	8.19%
Haicheng Xu	149,750	3.82%
Shaohui Jia	145,560	3.71%
Lianlian Wang	91,350	2.33%
TOTAL	3,918,070	100.00%

Upon the reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Decent Hong Kong Holding International Limited (“Decent HK”)	February 24, 2022	Hong Kong	100% directly owned by Decent Cayman	Investment Holding
Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”)	September 30, 2022	PRC	100% directly owned by Decent HK	Investment Holding
Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”)	September 5, 2011	PRC	100% owned by WFOE	Wastewater treatment, river water quality management, and microbial product sales

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, the Company entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Going concern

The Company has incurred a net loss of $449,165 and a negative cash flows from operating activities of $612,555 during the six months ended April 30, 2025. These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. As of April 30, 2025, the Company’s working capital was $3,747,522, and its retain earnings was $394,067. As of the issuance date of the consolidated financial statements, the Company has received the repayment from Jiangsu Yalu Cloud Enterprise Management Consulting Co., Ltd. with the principal and interest of the loan, which amounted to a total of RMB 14,563,933.80 (approximately $2 millions). Hereto, management believed that the substantial doubt about the Company’s ability to continue as a going concern within 12 months after the date the financial statements are issued has been alleviated, the Company has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations and debt related commitments for the next 12 months from the issuance of the consolidated financial statements.

Based on the above considerations, the accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates

The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its unaudited interim condensed consolidated financial statements.

Cash

Cash consists of cash on hand and at banks. The Company has not experienced any losses in such accounts and does not believe the cash is exposed to any significant risk.

Accounts Receivable, Net

Accounts receivable represents the revenues earned from the clients but have not yet collected. Accounts receivable is recorded at net realizable value.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company’s estimation of allowance for  credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. As of October 31, 2023, the Company recorded an allowance for credit losses related to accounts receivable of $803,170. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Consequently, to reflect the cumulative effects of the adoption of ASC 326, the Company recorded the balance of the reserve for credit losses was $799,617 as of November 1, 2023. During the year ended October 31, 2024, the Company reversed $79,442 adjustments for credit losses on the consolidated financial statement related to accounts receivable. As of October 31, 2024, the reserve for credit losses was $741,753.

Prepayment, Net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Other Receivables

Other receivables primarily include advances to employees, and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, and the adoption of ASU 2016 had no impact on other receivables.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

Lease

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Company may recognize the lease payments in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company’s accounting for finance lease (formerly called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s consolidated financial statements. On the other hand, operating lease expense is recognized on a straight-line basis over the lease term.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended April 30, 2025 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Electronic equipment	2 – 5
Office facilities	2 – 5
Machinery equipment	3 – 5
Vehicles	4 – 5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the lower of the carrying value or fair value less cost to sell the relevant assets and is recognized in general and administrative expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

The depreciation is recorded under the general and administrative expenses as well as research and development expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

Intangible Assets

Intangible assets mainly comprise patent right. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives. The amortization is recorded under the general and administrative expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Patent right	20

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets. No impairment has been recorded by the Company for the six months ended April 30, 2025 and 2024.

Revenue Recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company recognizes revenues following the five-step model prescribed under Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to our customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company generates its revenues primarily from three sources: (1) Wastewater treatment revenue, (2) River water quality management revenue, (3) Product sales revenue and (4) Others. The Company recognizes revenue, excluding any VAT, when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

(1) Wastewater treatment revenue

For wastewater treatment projects, the Company contracts with customers to provide design proposal according to customers’ need and complete the construction. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. Apart from the completion of the construction, an assurance-type warranty promise is identified in the contract, which normally for one year. This promise is used to complete the project, and the customers cannot benefit from standalone promise. Thus, there is only one performance obligation with standard quality guarantee for wastewater treatment projects. The revenue is recognized at a point in time since the projects do not meet any of the following criteria:

1.	The customer simultaneously receives and consumes the economic benefits of the provided asset as the entity performs;

2.	The seller’s performance creates or enhances an asset controlled by the customer as the asset is created or enhanced; or

3.	The seller’s performance creates an asset with no alternative use, and the seller has an enforceable right to payment for performance completed to date.

The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of project, usually at the time when the project has been passed final acceptance by customers. The control of the project is then transferred from the Company to the customers upon completion of customers’ final acceptance. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the projects would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(2) River water quality management revenue

For river water quality management projects, the Company contracts with customers to provide design proposal according to customers’ need and achieve the target of water quality improvement which often takes an extended period of time. The terms of pricing and payment are fixed, no variable consideration is involved. Thus, there is only one performance obligation. Revenue generated from river water quality management is recognized over time using contract cost-based input method to measure progress. Contract costs include labor, material and allocable indirect expenses. Revenue is recognized proportionally as contract costs are incurred plus estimated fees. Under this method, the extent of progress towards completion is measured based on the ratio of total cost incurred to date to the total estimated cost at completion of the performance obligation. Revenues are recorded proportionally as total costs are incurred. The customer simultaneously receives and consumes the economic benefits once the river water quality management projects are performed. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the products would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(3) Product sales revenue

For product sales, the Company contracts with customers to provide hydrophyte and chemical reagent, which is the only performance obligation under the contract. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers. Payments are due from its customers based on the payment terms established in its contracts.

Revenue by major product line

	For The Six Months Ended April 30,
	2025	2024
Wastewater treatment revenue	$493,123	$491,991
River water quality management revenue	4,728,449	1,645,366
Product sales revenue	277,081	86,433
Total Revenue	$5,498,653	$2,223,790

Cost of Revenues

Cost of revenues consists primarily of materials purchased from suppliers, and labor cost (including salaries and benefits), as well as project and production support cost, which are directly related to revenue generating transactions. These costs are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets.

The revenue is recognized when control of the promised is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange that the Company has transferred to a customer is only conditioned on the passage of time. The contract assets as of April 30, 2025 and October 31, 2024 are as follows:

	April 30, 2025	October 31, 2024
Contract assets for wastewater treatment revenue	$272,949	$281,548
Contract assets for river water quality management revenue	315,654	322,431
Total	$588,603	$603,979

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $nil and $nil for the six months ended April 30, 2025 and 2024, respectively. No contract liabilities balances was recorded as of April 30, 2025 and October 31, 2024.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees, depreciation, amortization and other general corporate related expenses. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Selling expenses

Selling expenses consist primarily of salaries and welfare expenses to sales and marketing personnel and costs associated with use by sales function, such as travelling expenses, business entertainment expense and other sales related expenses. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefits to research and development staffs, and costs associated with use by research and development function of facilities and equipment, such as traveling and general expenses, depreciation and other expenses related to research and development. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended October 31, 2024 and 2023, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash, accounts and other receivables, other current assets, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the six months ended April 30, 2025 and 2024. The Company accounts for income tax in accordance with U.S. GAAP.

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the six months ended April 30, 2025 and 2024.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries in the Hong Kong, China is the Hong Kong dollar (“HKD”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the unaudited interim condensed consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the statements of operation and comprehensive (loss).

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

Balance sheet items, except for equity accounts
April 30, 2025	RMB7.2706 to $1
October 31, 2024	RMB7.1178 to $1

Income statement and cash flows items
For the six months ended April 30, 2025	RMB7.2681 to $1
For the six months ended April 30, 2024	RMB7.1949 to $1

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Restricted Assets

The Company’s PRC subsidiaries should comply with existing regulations when transferring a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to certain administrative and procedural requirements. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations are conducted, and revenues are generated in China, and all of the Company’s revenues earned and currency received, are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into U.S. dollars.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted this guidance on November 1, 2024, and the adoption did not have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operation and comprehensive (loss) income and unaudited interim condensed consolidated statements of cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of April 30, 2025 and October 31, 2024 are as follows:

	April 30, 2025	October 31, 2024
Accounts receivable	$9,897,138	$9,444,056
Less: Allowance for credit losses	(1,515,744)	(741,753)
Totals	$8,381,394	$8,702,303

The following table sets forth the movement of allowance for accounts receivable:

	April 30, 2025	October 31, 2024
Balance, at beginning of the period	$741,753	$803,170
Effects on adoption of ASC 326	-	(3,553)
Addition (Reversal)	789,852	(79,442)
Exchange rate difference	(15,861)	21,578
Balance, at end of the period	$1,515,744	$741,753

4.	PREPAYMENT, NET

Prepayment as of April 30, 2025 and October 31, 2024 are as follows:

	April 30, 2025	October 31, 2024
Prepayment	$86,253	$95,804
Less: Allowance for bad debt	(86,253)	(88,105)
Totals	$-	$7,699

The following table sets forth the movement of allowance for prepayment:

	April 30, 2025	October 31, 2024
Balance, at beginning of the period	$88,105	$97,691
Addition (Reversal)	-	(12,198)
Exchange rate difference	(1,852)	2,612
Balance, at end of the period	$86,253	$88,105

5.	OTHER REVEIVABLES

Other receivables as of April 30, 2025 and October 31, 2024 are as follows:

	April 30, 2025	October 31, 2024
Loan made to third parties*	$1,984,087	$-
Others	4,028	11,410
Totals	$1,988,115	$11,410

* As of April 30, 2025, RMB 14,420,540.95 (approximately $1.98 millions) was classified as other receivables as the principal and interest of the loan. On July 29, 2025, Jiangsu Yalu Cloud Enterprise Management Consulting Co., Ltd. fully repaid the principal and interest of the loan, which amounted to a total of RMB 14,563,933.80 (approximately $2 millions).

6.	INVENTORIES

As of April 30, 2025 and October 31, 2024, inventories consisted of the following:

	April 30, 2025	October 31, 2024
Raw materials	$13,637	$17,693
Finished goods	183	190
Less: provision for inventory obsolescence	(13,691)	(17,749)
Totals	$129	$134

The following table sets forth the movement of provision for the inventory:

	April 30, 2025	October 31, 2024
Balance, at beginning of the period	$17,749	$25,666
Addition	-	185
Reduction	(3,686)	(8,737)
Exchange rate difference	(372)	635
Balance, at end of the period	$13,691	$17,749

7.	PROPERTY AND EQUIPMENT

As of April 30, 2025 and October 31, 2024, property and equipment consisted of:

	April 30, 2025	October 31, 2024
Electronic equipment	$27,043	$27,027
Office facilities	20,397	20,834
Machinery equipment	139,517	142,512
Vehicles	252,744	258,169
Less: Accumulated depreciation	(205,342)	(172,194)
Less: Impairment loss	(33,445)	(34,163)
Totals	$200,914	$242,185

Depreciation recognized to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income for the six months ended April 30, 2025 and 2024 were $ 36,779 and $35,190, respectively.

8.	INTANGIBLE ASSETS

As of April 30, 2025 and October 31, 2024, intangible assets consisted of:

	April 30, 2025	October 31, 2024
Patent right	$6,877	$7,025
Less: Accumulated amortization	(1,089)	(937)
Totals	$5,788	$6,088

Amortization charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income for the six months ended April 30, 2025 and 2024 were $172 and $174, respectively.

The following table presents future amortization as of April 30, 2025:

Year ended April 30,	Amount
2026	344
2027	344
2028	344
2029	344
Thereafter	4,412
Totals	$5,788

9.	DEFERRED IPO COSTS

Pursuant to ASC 340-10-S99-1, initial public offerings (IPO) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of April 30, 2025, the Company had conclude its IPO, and the accumulated deferred IPO costs of $1,964,715 was fully charge against the proceeds of the offering as a reduction of the Company's additional paid-in capital.

10.	LEASE

With the adoption of ASC Topic 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments.

The Company entered into operating lease agreements for office spaces discounted at 4.05% (weighted average rate for operating leases), the Company’s incremental borrowing rate, over the expected term. The weighted average remaining operating lease term (years) was 1.64 as of April 30, 2025. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating lease expenses were $27,518 and $27,797 for the six months ended April 30, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	April 30, 2025	October 31, 2024
Operating lease assets, net	$39,366	$67,934
ROU assets	170,679	174,344
Accumulated amortization	(131,313)	(106,410)
Operating lease liabilities – current	6,373	6,382
Operating lease liabilities – non-current	6,631	13,550
Total operating lease liabilities	$13,004	$19,932

The Company entered into finance lease agreements for vehicle equipment discounted at 0% (weighted average rate for finance lease). The weighted average remaining finance lease term (years) was 0.42 as of April 30, 2025. The Company recognizes finance lease expense on a straight-line basis over the useful life of 5 years. Finance lease expenses were $7,306 and $7,381 for the six months ended April 30, 2025 and 2024, respectively.

Supplemental balance sheet information related to finance leases was as follows:

	April 30, 2025	October 31, 2024
Finance lease assets, net	$35,302	$43,520
Vehicle	73,038	74,606
Accumulated amortization	(37,736)	(31,086)
Finance lease liabilities – current	9,742	21,893
Total finance lease liabilities	$9,742	$21,893

Cash flow information related to lease consisted of the following:

	For the six months ended April 30,
	2025	2024
Financing cash payments for finance leases	$11,695	$11,814

The following is a schedule, by years, of maturities of lease liabilities as of April 30, 2025:

Year ended April 30,	Operating Leases	Finance leases
2026	$6,877	9,742
2027	6,877	-
Total lease payments	13,754	9,742
Less: Imputed interest	750	-
Present value of lease liabilities	13,004	9,742
Less: Current lease liabilities	6,373	9,742
Long-term lease liabilities	6,631	-

11.	OTHER PAYABLES

As of April 30, 2025 and October 31, 2024, other payables consisted of:

	April 30, 2025	October 31, 2024
VAT and other taxes payable	$3,887,014	$3,353,963
Others	28,426	-
Totals	$3,915,440	$3,353,963

12.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Companies, which are incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC Tax

Decent China is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Decent China obtained the “high-tech enterprise” tax status and renewed it in December 2022, which reduced its statutory income tax rate to 15%. The high-tech enterprise tax status will expire in December 2025.

A reconciliation of the income tax expenses determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For The Six Months Ended April 30,
	2025	2024
Foreign operations	$(655,209)	$(8,840)
PRC operations	205,796	(17,664)
Adjustments to reconcile income before income tax:
Excess of business entertainment expenses	5,290	5,835
Extra tax deductions for research and development expenses	(12,784)	(59,226)
Temporary differences	759,125	167,611
Total income before income tax	302,218	87,716
Tax rate	25%	25%
“High-tech enterprise” tax deduction	(95,743)	(8,772)
Different tax rates in other jurisdictions	163,809	1,329
Income tax expenses	$143,621	$14,486

	For The Six Months Ended April 30,
	2025	2024
Current income tax expense	$143,621	$14,486
Deferred income tax effect	(113,869)	(25,141)
Total income tax expense	$29,752	$(10,655)
Effective tax rates	(6.6)%	40.2%

Deferred tax asset

As of April 30, 2025 and October 31, 2024, deferred tax asset consisted of:

	April 30, 2025	October 31, 2024
Provision for bad debts	$240,300	$124,479
Provision for inventory obsolescence	2,026	2,634
Estimated warranty liabilities	5,428	9,686
Totals	$247,754	$136,799

13.	RELATED PARTIES

Balance with related parties

	April 30, 2025	October 31, 2024
Due from related parties
Dingxin Sun(1)	$158	$40,154
Totals	$158	$40,154

Due to related parties
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	$6,877	$63,222
Totals	$6,877	$63,222

Transactions with related parties

		For The Six Months Ended April 30,
Name of Related Party	Nature	2025	2024
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office Rental	$27,518	$27,797

Proceeds from related parties*

	For the six months ended April 30,
	2025		2024
Name of Related Party	Borrowing	Repayment	Borrowing	Repayment
Dingxin Sun(1)	$-	$-	$-	$(25,435)
Totals	$-	$-	$-	$(25,435)

Loan made to related parties*

	For the six months ended April 30,
	2025			2024
Name of Related Party	Borrowing		Repayment	Borrowing	Repayment
Dingxin Sun(1)		$-	$38,901	$-	$-
Totals	$		$38,901	$-	$-

*	Proceed from and loan made to related parties above represented the Group’s interest-free loans.
(1)	Dingxin Sun: the director of Shandong Dingxin Ecology Environmental Co., Ltd.
(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd.: the company directly controlled by Dingxin Sun.

14.	ORDINARY SHARES

Ordinary Shares

The Company was established as an holding company under the laws of Cayman Island on January 6, 2022. The authorized number of Ordinary shares was 500,000,000 with par value of $0.0001 per share. The Company issued 15,000,000 shares to the shareholders at par value of $0.0001 per share.

On January 23, 2025, the Company closed its initial public offering (“IPO”), issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share, with net proceeds totaling $3,035,285 after deducting underwriting discounts and offering expenses.

Subscription receivable

As of April 30, 2025 and October 31, 2024, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of the 15,000,000 and 15,000,000 ordinary shares issued by the Company, respectively.

15.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of April 30, 2025 and October 31, 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1.63 million and $1.61 million.

16.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our operations.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (the “CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Our operations and business interests are in Taiwan and mainland China. If the Chinese government’s interference expands and by proxy, our business interests are affected, our operations may be negatively impacted although presently, there is no discernible immediate impact.

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the six months ended April 30,
	2025	2024
Percentage of the Company’s sales
Customer A	9%	74%
Customer H	68%	-%
Customer C	21%	3%
Customer G	-%	22%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the six months ended April 30, 2025 and 2024.

	As of April 30, 2025	As of October 31, 2024
Percentage of the Company’s accounts receivable
Customer A	35%	49%
Customer H	39%	-%
Customer C	15%	24%
Customer F	5%	13%

The table above sets forth information as to each customer that accounted for more than 10% for the Company’s accounts receivable as of April 30, 2025 and October 31, 2024.

The concentration on purchases generated by suppliers type comprised of the following:

	For the six months ended April 30,
	2025	2024
Percentage of the Company’s purchases
Supplier A	4%	12%
Supplier C	29%	-%
Supplier F	57%	69%
Supplier J	-%	19%

The table sets above information as to the purchases derived from the supplier that accounted for more than 10% of the Company’s total purchases for the six months ended April 30, 2025 and 2024.

	As of
	April 30, 2025	October 31, 2024
Percentage of the Company’s accounts payable
Supplier C	43%	28%
Supplier D	9%	16%
Supplier F	44%	49%

The table above sets forth information as to each supplier that accounted for more than 10% for the Company’s accounts payable as of April 30, 2025 and October 31, 2024.

17.	SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after April 30, 2025 up through August 12, 2025. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements, unless as disclosed below.

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving to i) reclassify all 16,250,000 ordinary shares issued and outstanding into Class A ordinary shares with a par value of US$0.0001 each, each having one vote per share, ii) redesign 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty votes per share, and iii) redesign the remaining 483,750,000 authorized but unissued ordinary shares into Class A ordinary shares on a one for one basis.

18.	FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Decent Holding INC., has been prepared using the same accounting policies as set out in the Company’s unaudited interim condensed consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the unaudited interim condensed consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as income and losses from subsidiaries in the accompanying condensed financial information of parent company.

As of April 30, 2025 and October 31, 2024, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	April 30, 2025	October 31, 2024
ASSETS
Current assets
Cash	$426,700	$85,297
Due from intercompany entity	2,579,000	6,000
Other assets, current	1,083,700	-
Non-current assets
Investment in subsidiaries	5,698,240	5,696,012
Deferred IPO cost	-	967,793
Total assets	$9,787,640	$6,755,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payroll payable	20,000	-
Due to intercompany entity	$2,325,895	$1,737,793
Total liabilities	$2,345,895	$1,737,793

Shareholders’ equity
Ordinary shares, US$0.0001 par value, authorized 500,000,000 shares as of April 30, 2025 and October 31, 2024; 16,250,000 and 15,000,000 shares issued and outstanding as of April 30, 2025 and October 31, 2024, respectively	1,625	1,500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,245,254	1,210,094
Statutory reserve	420,231	402,621
Retained earnings	3,054,244	3,551,019
Accumulated other comprehensive loss	(278,109)	(146,425)
Total shareholders’ equity	7,441,745	5,017,309
Total liabilities and shareholders’ equity	$9,787,640	$6,755,102

PARENT COMPANY STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME

	For the six months ended April 30,
	2025	2024
OPERATING EXPENSES	$613,077	$116,740
INCOME FROM SUBSIDIARIES	133,912	100,891

NET LOSS	(479,165)	(15,849)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(131,684)	30,352
COMPREHENSIVE (LOSS) INCOME	$(610,849)	$14,503

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended April 30,
	2025	2024
Net cash used in operating activities	$(120,882)	$(6,740)
Net cash used in investing activities	(2,573,000)	(3,000)
Net cash provided by financing activities	3,035,285	30,000